FOX FACTORY HOLDING CORP.

915 Disc Drive

Scotts Valley, CA 95066

August 5, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Justin Dobbie, Esq.

  Legal Branch Chief

Re:	Fox Factory Holding Corp.

Registration Statement on Form S-1

Registration No. 333-189841

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fox Factory Holding Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-189841) of the Registrant (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 3:30 p.m., Washington D.C. time, on August 7, 2013 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Paul Hastings LLP, by calling Stephen D. Cooke at (714) 668-6264. The Company hereby authorizes Mr. Cooke to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Cooke via email to stephencooke@paulhastings.com or facsimile to (714) 668-7264 and via mail c/o Paul Hastings LLP, 695 Town Center Drive, Seventeenth Floor, Costa Mesa, CA 92626.

Sincerely,

FOX FACTORY HOLDING CORP.

By:	/s/ Larry L. Enterline
Larry L. Enterline
Chief Executive Officer

cc: Stephen D. Cooke, Esq. (Paul Hastings LLP)